Exhibit 99.9

FORM 13-502F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Pierre Labbé, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/ Pierre Labbé
Name: Pierre Labbé	Date: March 30, 2017
Title: Chief Financial Officer

Reporting Issuer Name:	Immunovaccine Inc.

End date of last completed fiscal year:	December 31, 2016

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	Toronto Stock Exchange

(refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or quoted securities: (in Canadian Dollars – refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol	IMV

1st Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/01/2016	to	31/03/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.44
			(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			92,075,670
			(ii)

Market value of class or series	(i) x (ii)		$40,513,294.80
			(A)

2nd Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/04/2016	to	30/06/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.62
			(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			106,773,790
			(iv)

Market value of class or series	(iii) x (iv)		$66,199,749.80
			(B)

FORM 13-502F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, [To be completed], an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s)

Name: [To be completed]	Date: March •, 2017
Title: [To be completed]

Reporting Issuer Name:	Immunovaccine Inc.

End date of last completed fiscal year:	December 31, 2016

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	Toronto Stock Exchange

(refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or auoted securities: (in Canadian Dollars – refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol	IMV

1st Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/01/2016	to	31/03/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.44
			(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			92,075,670
			(ii)

Market value of class or series	(i) x (ii)		$40,513,294.80
			(A)

2nd Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/04/2016	to	30/06/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.62
			(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			106,773,790
			(iv)

Market value of class or series	(iii) x (iv)		$66,199,749.80
			(B)

3rd Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSCRule 13-502 Fees)	01/07/2016	to	30/09/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.73
			(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			106,861,508
			(vi)

Market value of class or series	(v) x (vi)		$78,008,900.84
			(C)

4th Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/10/2016	to	31/12/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.68
			(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			117,815,405
			(viii)

Market value of class or series	(vii) x (viii)		$80,114,475.40
			(D)

5th Specified Trading Period (dd/mm/yy) (if applicable – refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	–	to	–

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	N/A
			(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			N/A
			(x)

Market value of class or series	(ix) x (x)	$	N/A
			(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))			$66,209,105.21
			(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities: (See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 Fees)		$	N/A
			(2)
(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2)		$66,209,105.21

Participation Fee
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee)		$6,390.00

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 Fees, select the participation fee)

Late Fee, if applicable (As determined under section 2.7 of OSC Rule 13-502 Fees)	$	N/A

Total Fee Payable (Participation Fee plus Late Fee)		$6,390.00